EXHIBIT 99.2
STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2013 and September 30, 2014 (unaudited)	F-1
Unaudited Interim Condensed Consolidated Statements of Operations for the nine month periods ended September 30, 2013 and 2014	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the nine month periods ended September 30, 2013 and 2014	F-3
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the nine month periods ended September 30, 2013 and 2014	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2013 and 2014	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2013 and September 30, 2014 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2013	September 30, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 8)	$53,548	$93,453
Restricted cash, current (Note 8)	1,862	2,651
Trade accounts receivable	3,203	13,050
Inventories (Note 4)	1,726	20,690
Due from managers	81	81
Due from related parties (Note 3)	486	29
Prepaid expenses and other receivables	2,773	13,305
Total Current Assets	63,679	143,259

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	67,932	391,908
Vessels and other fixed assets, net (Note 5)	326,674	1,080,334
Total Fixed Assets	394,606	1,472,242

OTHER NON-CURRENT ASSETS
Long term Investment (Note 3)	-	556
Deferred finance charges, net	1,114	1,881
Restricted cash , non-current (Note 8)	620	10,620
Derivative asset, non current (Note 15)	91	81
Fair value of above market acquired time charter (Note 7)	7,978	5,415
TOTAL ASSETS	$468,088	$1,634,054

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$18,286	$54,685
Bridge Facility from related parties, current portion (Note 3 and Note 8)	-	4,663
Accounts payable	6,638	25,716
Due to related parties (Note 3)	559	1,790
Accrued liabilities	3,501	12,162
Derivative liability, current (Note 15)	-	4,183
Deferred revenue	750	3,288
Total Current Liabilities	29,734	106,487

NON-CURRENT LIABILITIES
Long term debt (Note 8)	172,048	461,728
Bridge Facility from related parties, non current portion (Note 3 and Note 8)	-	55,179
Other non-current liabilities	200	345
TOTAL LIABILITIES	201,982	623,739

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2013 and September 30, 2014 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 29,059,671 shares issued and outstanding at December 31, 2013 and 91,028,949 shares issued and outstanding at September 30, 2014 (Note 9)	291	910
Accumulated other comprehensive income (Note 15)	-	2,389
Additional paid in capital	668,219	1,413,069
Accumulated deficit	(402,404)	(406,053)
Total Stockholders' Equity	266,106	1,010,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$468,088	$1,634,054

The  accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars except for share and per share data)

	Nine months ended September 30,
	2013	2014
Revenues:
Voyage revenues	$52,634	$79,541
Management fee income (Note 3)	911	2,196
	53,545	81,737

Expenses
Voyage expenses	6,880	20,670
Vessel operating expenses	20,519	31,129
Management fees (Note 3)	-	123
Dry docking expenses	2,177	4,879
Depreciation	12,027	20,510
General and administrative expenses (Note 1)	7,208	24,967
Bad debt expense	-	215
Other operational loss (Note 11)	900	94
Other operational gain (Note 10)	(3,288)	(9,784)
Loss on sale of vessel (Note 5)	87	-
Gain from bargain purchase (Note 1)	-	(12,318)
	46,510	80,485
Operating income	7,035	1,252

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(5,505)	(4,590)
Gain/ (loss) on derivative financial instruments, net (Note 15)	60	(795)
Interest and other income	206	455
Total other expenses, net	(5,239)	(4,930)
INCOME/ (LOSS) BEFORE EQUITY IN INCOME OF INVESTEE	1,796	(3,678)
Equity in income of investee	-	29
Net income/(loss)	$1,796	$(3,649)
Earnings/(loss) per share, basic (Note 12)	$0.19	$(0.08)
Earnings/(loss) per share, diluted (Note 12)	$0.19	$(0.08)
Weighted average number of shares outstanding, basic (Note 12)	9,254,316	45,236,873
Weighted average number of shares outstanding, diluted (Note 12)	9,273,410	45,236,873

The  accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the nine month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars except for share and per share data)

	Nine months ended September 30,
	2013	2014
Net income/(loss)	$1,796	$(3,649)
Other comprehensive income	-	2,389
Comprehensive income/(loss)	$1,796	$(1,260)

The  accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the nine month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock		Additional	Other comprehensive	Accumulated	Total Stockholders’
	# of Shares	Par Value	Paid-in Capital	income	deficit	Equity
BALANCE, January 1, 2013	5,400,810	$54	$520,946	$-	$(404,254)	$116,746

Net Income	-	-	-	-	1,796	1,796
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	270,000	3	1,041	-	-	1,044
Issuance of common stock (Note 9)	15,338,861	153	77,767	-	-	77,920
BALANCE, September 30, 2013	21,009,671	$210	$599,754	$0	$(402,458)	$197,506

BALANCE, January 1, 2014	29,059,671	$291	$668,219	$0	$(402,404)	$266,106
Net Loss	-	-	-	-	(3,649)	(3,649)
Other comprehensive income	-	-	-	2,389	-	2,389
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	580,342	5	4,829	-	-	4,834
Issuance of common stock - Acquisition of 33% of Interchart (Note 3)	22,598	-	328	-	-	328
Issuance of common stock Merger & Pappas Transaction (Note 1)	51,988,494	520	615,752	-	-	616,272
Issuance of common stock Heron Transaction (Note 1)	2,115,706	21	25,058	-	-	25,079
Issuance of common stock Excel Transactions (Note 1)	7,262,138	73	98,883	-	-	98,956
BALANCE, September 30, 2014	91,028,949	$910	$1,413,069	$2,389	$(406,053)	$1,010,315

The  accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2013	2014
Cash Flows from Operating Activities:
Net income/(loss)	$1,796	$(3,649)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	12,027	20,510
Amortization of fair value of above market acquired time charters (Note 7)	4,751	4,530
Amortization of deferred finance charges (Note 8)	408	438
Loss on sale of vessel (Note 5)	87	-
Stock-based compensation (Note 13)	1,044	4,834
Change in fair value of financial derivatives (Note 15)	(60)	854
Other non-cash charges	39	145
Gain from insurance claim (Note 10)	(1,030)	(237)
Bad debt expense	-	215
Gain from bargain purchase (Note 1)	-	(12,318)
Write-off of liability in other operational gain (non cash gain) (Note 10)	-	(1,361)
Equity in income of investee	-	(29)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	3,417	(4,342)
Inventories (Note 4)	2,098	(11,731)
Prepaid expenses and other receivables	(658)	(10,015)
Due from related parties (Note 3)	(318)	503
Increase/(Decrease) in:
Accounts payable	(1,728)	12,737
Due to related parties (Note 3)	790	(825)
Accrued liabilities	647	5,238
Deferred revenue	(879)	2,172
Net cash provided by Operating Activities	22,431	7,669

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets (Note 5 & Note 6)	(29,799)	(230,363)
Cash proceeds from vessel sale (Note 5)	8,267	-
Long term investment (Note 3)	-	(200)
Cash received from Merger & Pappas Transaction (Note 1)	-	96,268
Hull and Machinery Insurance proceeds	3,962	550
Decrease in restricted cash	7,639	31
Increase in restricted cash	-	(10,820)
Net cash used in Investing Activities	(9,931)	(144,534)

Cash Flows from Financing Activities:
Proceeds from bank loans (Note 8)	-	198,842
Loan repayment	(29,690)	(21,158)
Financing fees paid	(271)	(914)
Proceeds from issuance of common stock (Note 9)	80,065	-
Offering expenses paid related to the issuance of common stock	(2,145)	-
Net cash provided by Financing Activities	47,959	176,770

Net increase in cash and cash equivalents	60,459	39,905
Cash and cash equivalents at the beginning of period	12,950	53,548

Cash and cash equivalents at the end of the period	$73,409	$93,453

The  accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.” The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for audited financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014. The balance sheet as of December 31, 2013, has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements pursuant to the requirements for interim financial information.

The July 2014 Transactions

On July 11, 2014, the Company, as part of its growth strategy, completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of the Company’s wholly-owned subsidiaries, Star Synergy LLC and Star Omas LLC, into Oceanbulk’s holding companies (the “Merger”). At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (two of which, Peloreus and Leviathan were delivered on July 22, 2014 and September 19, 2014, respectively) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability Company incorporated in Malta.  The Heron Vessels are to be transferred to the Company in respect of Oceanbulk Shipping’s then outstanding loan receivable of $23,680 that was convertible into 50% of the equity interests of Heron (the “Heron Convertible Loan”). The Company issued 2,115,706 of its common shares into escrow as part of the consideration for the acquisition of the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to the Company, and the Company expects to pay, in addition to the issued shares, $25,000 in cash, which will be financed by CiT Finance LLC (Note 16). As of September 30, 2014, the Heron Convertible Loan had not yet been converted into equity, and the distribution of the Heron Vessels from Heron had not occurred.  The Heron Convertible Loan was converted into 50% of the equity of Heron on November 5, 2014 (Note 16).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas. At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable), which is expected to be delivered in January 2015.  The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, consisting of 48,395,766 common shares consideration for the Merger with Oceanbulk, 3,592,728 common shares consideration for the acquisition of Pappas Companies and 2,115,706 common shares partial consideration for the acquisition of the Heron Vessels.

The Merger and the Pappas Transaction have been reflected in the Company’s unaudited interim condensed consolidated financial statements as of and for the nine month period ended September 30, 2014, as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”, and the results of operations of Oceanbulk and Pappas Companies have been included in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2014 since July 11, 2014, the date the Merger and the Pappas Transaction were completed. The following table summarizes the estimated fair values of the significant assets acquired and liabilities assumed by the Company on the date of the acquisition with respect to the Merger and the Pappas Transaction:

July 11, 2014
Assets
Cash and cash equivalents	$89,887
Restricted cash	6,381
Other current assets	13,906
Advances for vessel acquisition and vessels under construction	316,786
Vessels	426,000
Fair value of above market acquired charters	1,967
Total Assets acquired	$854,927

Liabilities
Current liabilities, excluding current portion of long term bank debt and derivative financial liabilities	12,372
Long-term debt, including current portion	208,237
Derivative financial liabilities	5,728
Total Liabilities assumed	$226,337

Net assets acquired	$628,590

Consideration paid in common shares for Oceanbulk and Pappas Companies (51,988,494 shares issued)	616,272
Gain from Bargain Purchase	$12,318

The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Major adjustments to record the acquired assets and assumed liabilities at fair value include:

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

(a) a $158,523 fair value adjustment recognized for vessels under construction, as supported by vessel valuations of independent shipbrokers on a fully delivered and charter free basis, through Level 2 of the fair value hierarchy based on observable inputs, prevailing in the sale and purchase market of similar vessels on June 23, 2014, which, according to the third party appraiser and management estimates and based on the then current market trends would not be materially different from the values on July 11, 2014;

(b) a $79,465 fair value adjustment recognized for vessels in operations, as supported by vessel valuations of independent shipbrokers on a charter free basis, through Level 2 of the fair value hierarchy based on observable inputs, prevailing in the sale and purchase market of similar vessels on June 23, 2014, which, according to the third party appraiser and management estimates and based on the then current market trends would not be materially different from the values on July 11, 2014;

(c) a write-off of the Heron Convertible Loan of $23,680, as further discussed below, on the basis that no economic benefit is expected to be provided to the Company from Heron’s liquidation process (other than the distribution of the Heron Vessels in exchange for separate consideration of 2,115,706 common shares and $25,000 in cash) with any distributable cash from the liquidation of Heron to be transferred to the former owners of Oceanbulk Shipping;

(d) a write-off of $3,003 deferred finance costs with respect to financing arrangements that, according to the third party appraiser and management estimates, are not expected to provide any on-going benefit to the business;

(e) a $1,967 intangible asset recognized with respect to a fair value adjustment for two favorable charters under which Oceanbulk is the lessor, through Level 2 of the fair value hierarchy based on observable inputs, by comparing the discounted cash flows under the existing charters with those that could be obtained in the then current market by vessels of similar size and age for the remaining charter period. The respective intangible asset will be amortized on a straight-line basis over the remaining period of the time charters which are scheduled to end during the second quarter of 2016.

The fair value of the share consideration issued in the July 2104 Transactions was based on the average closing market price of $11.854 per share of the Company’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014 .

The resulting gain from bargain purchase from the acquisition of Oceanbulk and the Pappas Companies of $12,318 is separately presented in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2014. The gain from bargain purchase is primarily attributable to the estimates of the fair value of the assets acquired and liabilities assumed and the subsequent stability or slightly declining market value of dry bulk carrier vessels since the signing of the agreements relating to the July 2014 Transactions, combined with the simultaneous decline in stock prices for most U.S. listed shipping companies, including Star Bulk, which have decreased by a greater amount than their net asset values.

The following financial information reflects the results of operations of Oceanbulk and Pappas Companies since the acquisition date included in the Company’s consolidated statement of operations for the nine month period ended September 30, 2014:

	Oceanbulk	Pappas Companies

Voyage revenues	$15,829	$1,099
Operating loss	(3,735)	(13)
Net loss	$(5,677)	$(165)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

The following pro forma consolidated financial information reflects the results of operations for the nine month periods ended September 30, 2013 and 2014, as if the Merger and the Pappas Transaction had been consummated on January 1, 2013 and after giving effect to purchase accounting adjustments, including the nonrecurring pro forma reversal of: (i) the gain from bargain purchase of $12,318 in 2014, (ii) all acquisition-related transaction costs amounting of $12,731 in 2014 and (iii) the interest expense of $751 in 2013 and $1,816 in 2014, with respect to the convertible loan owed by Oceanbulk to its members, which was converted into equity because of the Merger, as if the conversion had taken place on January 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Merger and the Pappas Transaction actually taken place on January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

	Nine Month Periods Ended,
	September 30, 2013	September 30, 2014

Pro forma revenues	$59,055	$112,004
Pro forma operating income / (loss)	3,109	(7,638)
Pro forma net loss	(2,471)	(16,027)
Pro forma loss per share, basic	(0.04)	(0.19)
Pro forma loss per share, diluted	$(0.04)	$(0.19)

The Heron Transaction has been reflected in the Company’s unaudited interim condensed consolidated financial statements as of and for the nine month period ended September 30, 2014, as a purchase of assets with the value of the 2,115,706 common shares issued on July 11, 2014, of $25,080, being presented as an advance for the acquisition of the two Heron Vessels within “Advances for vessels under construction and acquisition of vessels” in the accompanying consolidated balance sheet as of September 30, 2014. As discussed above, as part of the purchase price allocation as of July 11, 2014, the Company assigned zero value to the Heron Convertible Loan, as no economic benefit is expected to be provided to the Company from Heron’s liquidation process (other than the distribution of the Heron Vessels, in exchange of the 2,115,706 common shares and the payment of $25,000 in cash, discussed above), since any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company.

On September 5, 2014, Oceanbulk Shipping, which became, following the Merger a subsidiary of the Star Bulk, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron. The term sheet provided for the conversion of the Heron Convertible Loan. Among other things, the term sheet contained customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Heron Convertible Loan. Under the term sheet, as soon as practicable, Oceanbulk Shipping will receive as a distribution the vessels ABYO Gwyneth and ABYO Angelina (two Kamsarmax vessels of 82,790 dwt and 82,981 dwt, respectively), and ABY Group will receive as a distribution the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt)  (Note 16k).

As further discussed above, pursuant to the agreement governing the Merger, the former owners of Oceanbulk will effectively remain the ultimate beneficial owners of Heron until Heron is dissolved. The Company expects that the transfer of the two Heron Vessels will be completed within the fourth quarter of 2014. The conversion of the Heron Convertible Loan occurred on November 5, 2014 (Note 16).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

The Excel Transactions

On August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which (the “Excel Transactions”) the Company will acquire 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”) for an aggregate consideration of 29,917,312 of its common shares (the “Excel Vessel Share Consideration”) and $288,391 in cash (Note 3).

The Excel Vessels will be transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. As of September 30, 2014, nine of the Excel Vessels (Star Kamila (ex Iron Bradyn), Star Nasia (ex Iron Anne), Star Natalie (ex Angela Star), Star Aline (ex Iron Knight), Star Tatianna (ex Fortezza), Star Iris (ex Grain Express), Star Emily (ex Grain Harvester), Star Mariella (ex Santa Barbara) and Star Markella (ex Iron Brooke) had been delivered to the Company.

In the case of three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)) which will be transferred subject to existing charters, the Company will acquire the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries will remain with Excel). The delivery of each Excel Vessel has been or will be reflected in the Company’s financial statements as a purchase of assets. The Company expects to complete all of the Excel Vessel closings by the end of 2014.

At the transfer of each Excel Vessel, the Company will pay the cash and share consideration for such Excel Vessel to Excel. The Company expects to use cash on hand, together with borrowings under a new $231,000 secured bridge loan facility (the “Excel Vessel Bridge Facility”) provided to the Company by Excel’s majority equity holders, which are entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. (“Angelo Gordon”), to fund the cash consideration for the Excel Vessels (Notes 3 and 8). Excel will use the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to each transferred Excel Vessel are released upon its transfer to the Company.

The Company incurred transaction costs and stock based compensation expense relating to the July 2014 Transactions of $9,338 and $1,808, respectively, which are included in “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2014.

Subsidiaries, Owned Vessels and Newbuilding Contracts

Below is the list of Star Bulk’s subsidiaries, all wholly owned, as of September 30, 2014:

Vessels in operation at September 30, 2014
Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built

Cape Ocean Maritime LLC	Leviathan (1)	182,000	September 19, 2014	2014
Cape Horizon Shipping LLC	Peloreus (1)	182,000	July 22, 2014	2014
OOCAPE1 Holdings LLC	Obelix (1)	181,433	July 11, 2014	2011
Pacific Cape Shipping LLC	Pantagruel (1)	180,181	July 11, 2014	2004
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
Sky Cape Shipping LLC	Big Fish (1)	177,662	July 11, 2014	2004
Global Cape Shipping LLC	Kymopolia (1)	176,990	July 11, 2014	2006
Sea Cape Shipping LLC	Big Bang (1)	174,109	July 11, 2014	2007
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Nautical Shipping LLC	Amami (1)	98,681	July 11, 2014	2011

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Majestic Shipping LLC	Madredeus (1)	98,681	July 11, 2014	2011
Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
Grain Shipping LLC	Pendulum (1)	82,619	July 11, 2014	2006
Star Trident I LLC	Star Kamila (ex Iron Bradyn) (2)	82,500	September 3, 2014	2005
Star Trident II LLC	Star Nasia (ex Iron Anne) (2)	82,500	August 29, 2014	2006
Star Trident XVI LLC	Star Mariella (ex Santa Barbara) (2)	82,500	September 19, 2014	2006
Star Trident XII LLC	Star Markella (ex Brooke) (2)	82,500	September 29, 2014	2007
Mineral Shipping LLC	Mercurial Virgo (1)	81,545	July 11, 2014	2013
KMSRX Holdings LLC	Magnum Opus (1)	81,022	July 11, 2014	2014
Dioriga Shipping Co.	Tsu Ebisu (1)	81,001	July 11, 2014	2014
Star Trident III LLC	Star Iris (ex Grain Express) (2)	76,500	September 8, 2014	2004
Star Trident XX LLC	Star Emily (ex Grain Harvester) (2)	76,500	September 16, 2014	2004
Star Trident IV LLC	Star Aline (ex Iron Knight) (2)	76,500	September 4, 2014	2004
Star Trident XXII LLC	Star Natalie (ex Angela Star) (2)	73,800	August 29, 2014	1998
Star Trident XXIX LLC	Star Tatianna (ex Fortezza) (2)	69,600	August 28, 2014	1993
Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
Premier Voyage LLC	Maiden Voyage (1)	58,722	July 11, 2014	2012
Glory Supra Shipping LLC	Strange Attractor (1)	55,742	July 11, 2014	2006
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001

(1)	Vessels acquired pursuant to the Merger and the Pappas Transaction
(2)	Vessels acquired pursuant to the Excel Transactions

Newbuildings at September 30, 2014
Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
Positive Shipping Company	HN 5016 (tbn Indomitable)	Capesize	182,160	January 2015
Spring Shipping LLC	HN 1061 (3)	Ultramax	64,000	January 2015
Orion Maritime LLC	HN 1063 (3)	Ultramax	64,000	January 2015
Success Maritime LLC	HN 1062 (3)	Ultramax	64,000	February 2015
L.A Cape Shipping LLC	HN 5017	Capesize	182,000	March 2015
Aurelia Shipping LLC	HN NE 164 (tbn Honey Badger)	Ultramax	61,000	March 2015
Rainbow Maritime LLC	HN NE 165	Ultramax	61,000	March 2015
Pearl Shiptrade LLC	HN NE 166	Newcastlemax	209,000	April 2015
Ultra Shipping LLC	HN 1064 (3)	Ultramax	64,000	April 2015
Olympia Shiptrade LLC	HN 1312	Capesize	180,000	April 2015
Sea Diamond Shipping LLC	HN NE 167	Newcastlemax	209,000	May 2015
Star Asia I LLC	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	May 2015
Victory Shipping LLC	HN 1313	Capesize	180,000	May 2015
Star Cape I LLC	HN 1338 (tbn Star Aries)	Capesize	180,000	May 2015
Star Seeker LLC	HN 1372 (tbn Star Libra) (3)	Newcastlemax	208,000	June 2015
Star Asia II LLC	HN 5043 (tbn Star Pisces)	Ultramax	60,000	July 2015
Blooming Navigation LLC	HN 1080	Ultramax	64,000	July 2015
Cape Confidence Shipping LLC	HN 5055	Capesize	182,000	July 2015
Coral Cape Shipping LLC	HN NE 184	Newcastlemax	209,000	July 2015

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Jasmine Shipping LLC	HN 1081	Ultramax	64,000	August 2015
Cape Runner Shipping LLC	HN 5056	Capesize	182,000	August 2015
Oday Marine LLC	HN 1082	Ultramax	64,000	September 2015
Star Axe I LLC	HN NE 196 (tbn Star Antares)	Ultramax	61,000	September 2015
Clearwater Shipping LLC	HN 1359 (3)	Newcastlemax	208,000	October 2015
Star Axe II LLC	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	October 2015
Star Cape II LLC	HN 1339 (tbn Star Taurus)	Capesize	180,000	October 2015
Searay Maritime LLC	HN 1083	Ultramax	64,000	November 2015
Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	December 2015
Domus Shipping LLC	HN 1360 (3)	Newcastlemax	208,000	January 2016
Star Ennea LLC	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	February 2016
Star Breezer LLC	HN 1371 (tbn Star Virgo) (3)	Newcastlemax	208,000	February 2016
Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	March 2016
Festive Shipping LLC	HN 1361 (3)	Newcastlemax	208,000	May 2016
Gravity Shipping LLC	HN 1362 (3)	Newcastlemax	208,000	June 2016
White Sand Shipping LLC	HN 1363 (3)	Newcastlemax	208,000	August 2016
_____________
(3)	Subject to a capital bareboat lease (Note 6)

Non- vessel owning companies at September 30, 2014
Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—
Star Omas LLC (4)	—	—	—	—
Star Synergy LLC (4)	—	—	—	—
Oceanbulk Shipping LLC	—	—	—	—
Oceanbulk Carriers LLC	—	—	—	—
International Holdings LLC	—	—	—	—
Unity Holding LLC	—	—	—	—
Star Bulk (USA) LLC	—	—	—	—
Star Trident XXVII LLC (5)	—	—	—	—
Star Trident X LLC (5)	—	—	—	—
Star Trident XI LLC (5)	—	—	—	—
Star Trident XXV LLC (5)	—	—	—	—
Star Trident XXIII LLC (5)	—	—	—	—
Star Trident XXX LLC (5)	—	—	—	—
Star Trident XXVI LLC (5)	—	—	—	—
Star Trident VI LLC (5)	—	—	—	—
Star Trident XVII LLC (5)	—	—	—	—
Star Trident XIII LLC (5)	—	—	—	—
Star Trident XVIII LLC (5)	—	—	—	—
Star Trident XIX LLC (5)	—	—	—	—
Star Trident VIII LLC (5)	—	—	—	—
Star Trident V LLC (5)	—	—	—	—
Star Trident XIV LLC (5)	—	—	—	—
Star Trident XXI LLC (5)	—	—	—	—
Star Trident VII LLC (5)	—	—	—	—
Star Trident XV LLC (5)	—	—	—	—
Star Trident IX LLC (5)	—	—	—	—
Star Trident XXVIII LLC (5)	—	—	—	—
Star Trident XXXI LLC (5)	—	—	—	—

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Star Trident XXIV LLC (5)	—	—	—	—
Lamda LLC (6)	—	—	—	—
Star Alpha LLC (6)	—	—	—	—
Star Beta LLC (6)	—	—	—	—
Star Ypsilon LLC (6)	—	—	—	—

(4)	Entities established to merge with the holding companies of Oceanbulk
(5)	Entities established to acquire Excel Vessels
(6)	Owning companies of vessels which were sold that currently have no operations

Below is the list of the vessels which were under commercial and technical management by Star Bulk’s wholly owned subsidiary Starbulk S.A. during the nine month period ended September 30, 2014. For each vessel Starbulk S.A. receives a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC (7)	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC (7)	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC (7)	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC (7)	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC (7)	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC (7)	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC (7)	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC (7)	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC (7)	Mercurial Virgo	81,545	February 17, 2014	2011
Hamon Shipping Inc	Marto (8)	74,470	August 2, 2013	2001
Glory Supra Shipping LLC (7)	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC (7)	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006
_____________
(7)
The respective companies were related parties, please refer to Note 3, which became wholly owned subsidiaries following the completion of the Merger on July 11, 2014, when the respective management agreements were terminated.

(8)
On July 3, 2014, the Company received a notice of termination of the management agreement for the vessel Marto, one of the third-party owned vessels under the Company’s management. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. The Company is entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

2.	Significant Accounting Policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies is identified in Note 2 on the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 21, 2014. There have been no changes to the Company’s significant accounting policies in the nine month period ended September 30, 2014. In addition, the following are additional significant accounting policies for the 2014 financial year:

a)
Accounting for leases:  Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. Leases that meet the criteria for capital lease classification under ASC 840 “Leases” are classified as capital leases. As of

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

September 30, 2014 the Company was the lessee under certain capital lease arrangements as further disclosed in Note 6. As of September 30, 2014, the Company held no operating lease arrangements acting as lessee.

b)
Derivatives:  The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates. In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in “Accumulated other comprehensive income / (loss)” and subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion is recognized in earnings under “Gain / (loss) on derivative financial instruments, net”.

The changes in fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings for the year.

Following the hedging designations made during the third quarter of 2014 (Note 15), all of the Company’s interest rates swaps effective as of September 30, 2014 have been designated as accounting hedges. No hedge accounting was applied in prior periods.

Recent accounting pronouncements:

Revenue from Contracts with Customers:  In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principles-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Company is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

Presentation of Financial Statements – Going Concern:  In August 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements – Going Concern. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. Presently, the Company is assessing what effect the adoption of ASU 2014-15 will have on its financial statements and accompanying notes.

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2013	September 30, 2014
Assets
Combine Marine Ltd (c)	$1	$—
Oceanbulk Maritime S.A. and its affiliates (d)	9	—
Managed Vessels of Oceanbulk Shipping (e)	420	—
Product Shipping & Trading S.A. (f)	56	25
Polygon Invest & Finance	—	4
Total Assets	$486	$29
Liabilities
Interchart Shipping Inc. (a)	$58	$6
Management and Directors Fees (b)	111	611
Oceanbulk Maritime S.A. and its affiliates (d)	—	1,154
Managed Vessels of Oceanbulk Shipping LLC (e)	390	9
Combine Marine Ltd (c)	—	10
Total Liabilities	$559	$1,790

Excel Vessel Bridge Facility outstanding balance
	December 31, 2013	September 30, 2014
Excel Vessel Bridge Facility – current portion (h)	$—	$4,663
Excel Vessel Bridge Facility – non - current portion (h)	—	55,179
Total Excel Vessel Bridge Facility	$—	$59,842

Capitalized Expenses
	December 31, 2013	September 30, 2014
Advances for vessels under construction and acquisition of vessels and other assets
Oceanbulk Maritime S.A.- commission fee for newbuilding vessels (d)	$519	$1,038

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Statements of Operations
	Nine month period ended September 30,
	2013	2014
Commission on sale of vessel - Oceanbulk Maritime S.A. (d)	(90)	—
Executive directors consultancy fees (b)	(385)	(1,291)
Non-executive directors compensation (b)	(83)	(136)
Office rent - Combine Marine Ltd. (c)	(30)	(32)
Voyage expenses-Interchart (a)	(596)	(902)
Management fee expense - Oceanbulk Maritime S.A. (d)	—	(123)
Interest on Excel Vessel Bridge Facility (h)	—	(181)
Management fee income - Oceanbulk Maritime S.A. (d)	—	144
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e)	439	1,390
Management fee income Product Shipping & Trading S.A. (f)	146	62

(a)
Interchart Shipping Inc. or Interchart:  On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for total consideration of $200 in cash and 22,598 of the Company’s common shares. The common shares were issued on April 1, 2014, and the fair value per share of $14.51 was determined by reference to the per share closing price of the Company’s shares of common stock on the issuance date.  This transaction is accounted for as an equity method investment. On February 25, 2014, the Company entered into a services agreement (the “Services Agreement”) with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 (approx. $630, using the exchange rate as of September 30, 2014, which was $1.26 per euro). This fee is adjustable for changes in Company’s fleet pursuant to the terms of the Services Agreement (Note 16). Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014. Previous to the Services Agreement, Interchart acted as chartering broker of all the Company’s vessels. During the nine months ended September 30, 2013 and 2014, the brokerage commissions charged by Interchart were $596 and $902, respectively and are included in “Voyage expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and September 30, 2014, the Company had outstanding payables of $58 and $6, respectively, to Interchart.

(b)
Management and Directors Fees: During 2011 the Company entered into consulting agreements with companies owned and controlled by each of the then Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These agreements had a term of three years unless terminated earlier in accordance with their terms, save for the consultancy agreement with the entity controlled by the Company’s Chief Operating Officer which provided for an indefinite term (terminable by either party with one month’s notice). In addition, on May 3, 2013, the Company entered into separate renewal consulting agreements with the companies controlled by the Company’s then Chief Executive Officer and Chief Financial Officer. Pursuant to these agreements the Company is required to pay an aggregate base fee at an annual rate of not less than €394,119 (approx. $497, using the exchange rate as of September 30, 2014, which was $1.26 per euro) or €333,519 (approx. $420, using the exchange rate as of September 30, 2014, which was $1.26 per euro) before the renewal agreements were effective.

Additionally, pursuant to the aforementioned agreements, the entities controlled by the Company’s then Chief Executive Officer and Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Lastly the entity controlled by the then Chief Executive Officer was entitled to receive a minimum guaranteed incentive award of 28,000

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

shares of common stock. These shares vested in three equal annual installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vested on February 7, 2014. The minimum guaranteed incentive award of 28,000 shares of the Company’s stock was also renewed as part of the renewal of the consultancy agreement incurred between the Company and the company controlled by the then Chief Executive Officer with the new shares vesting in three equal annual installments, the first installment of 9,333 shares vested on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016.

In connection with the July 2014 Transactions, the then Company’s Chief Executive Officer resigned but remains with the Company as Non- Executive Chairman. On July 31, 2014, the Company entered into an agreement to terminate the consultancy agreement with the company owned by the former Chief Executive Officer and made a severance payment of €664,000 (approx. $837, using the exchange rate as of September 30, 2014, which was $1.26 per euro) of cash and 168,842 common shares, which were issued on the same date. As a result of the termination agreement, the second and the third installments of the former Chief Executive Officer’s minimum guaranteed incentive award, under his renewed consultancy agreement, of 9,333 and 9,334 which would have vested on May 3, 2015 and 2016, respectively, were cancelled.

The expenses related to the Company’s executive officers for the nine months ended September 30, 2013 and 2014, including the severance cash payment to the Company’s former Chief Executive Officer were $385 and $1,291, respectively, and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. The related expenses of non-executive directors for the nine months ended September 30, 2013 and 2014 were $83 and $136, respectively, and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and September 30, 2014, the Company had outstanding payables of $111 and $611, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors.

(c)
Combine Marine Ltd.:  On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Marine Ltd., a company controlled by one of the then Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of Mr. Petros Pappas, who was then the Company’s Chairman. The lease agreement provides for a monthly rental of €2,500 (approximately $3.2, using the exchange rate as of September 30, 2014, which was $1.26 per euro). On January 1, 2013, the agreement was renewed, and, unless terminated by either party, it will expire in January 2024. The related expense for the rent for the nine months ended September 30, 2013 and 2014 was $30 and $32, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and September 30, 2014, the Company had outstanding receivables of $1 and an outstanding payable of $10, respectively, to Combine Marine Ltd.

(d)
Oceanbulk Maritime S.A.:  Oceanbulk Maritime S.A. (“Oceanbulk Maritime”), is a ship management company controlled by Mrs. Milena-Maria Pappas. During the nine months ended September 30, 2013, the Company paid to Oceanbulk Maritime a brokerage commission of $90 relating to the sale of the vessel Star Sigma (Note 5).

On November 25, 2013, the Company’s Board of Directors approved a commission payment to Oceanbulk Maritime with respect to its involvement in the negotiations with the shipyards for nine of the Company’s contracted newbuilding vessels (Note 6). The agreement provides for a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (HN 1338 and HN 1339) and two newbuilding Newcastlemax vessels (HN 1342 and HN 1343) and a flat fee of $200 per vessel for four

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

newbuilding Ultramax vessels (HN 5040, HN 5043, HN NE 196 and HN 197), for a total commission of $2,077. The commission will be paid in four equal installments. The first two installments were paid in cash, while the remaining two installments will be paid in the form of common shares, the amount of which will depend on the price of the Company’s common shares on the date of the two remaining installments. The first and the second installments of $519, each, were paid in cash in December 2013 and in April 2014, respectively. The total amount of $1,038 was capitalized and is included under “Advances for vessel under construction and acquisition of vessels” in the accompanying consolidated balance sheets. The last two installments are due in June 2015 and in April 2016, respectively.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime, under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, are provided to the four dry bulk vessels under the management of Oceanbulk Maritime. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.17 per day, per vessel, which as of June 1, 2014, was changed to $0.11 per day, per vessel, based on an addendum signed on May 22, 2014. As of September 30, 2014, the Company provided the respective services to four dry bulk carrier vessels. The related income for the nine months ended September 30, 2014, was $144 and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations.

In addition, prior to the Merger, Oceanbulk and the Pappas Companies had entered into a management agreement with Oceanbulk Maritime and its affiliates pursuant to which Oceanbulk Maritime provided commercial and administrative services to Oceanbulk and the Pappas Companies. Following the completion of the Merger on July 11, 2014, this management agreement with Oceanbulk Maritime was terminated.

Following the completion of the Merger and the Pappas Transaction, the Company owns the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime prior to the Merger and continued to be managed by that entity after the Merger, until August and September 2014, respectively. The related expense for the nine months ended September 30, 2014, was $123 and is included under “Management fee expense” in the accompanying unaudited interim condensed consolidated statement of operations.

Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061, HN 1062, HN 1063 and HN 1064 discussed in Note 7. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers, HN 5017-JMU, HN 5055-JMU, HN 5056-JMU, HN NE164-NACKS (tbn Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, discussed in Note 7. Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, on September 20, 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime in exchange for the counter-guarantees provided by Oceanbulk Shipping.

As of December 31, 2013 and September 30, 2014, the Company had an outstanding receivable of $9 from and outstanding payable of $1,154 to, respectively, Oceanbulk Maritime and its affiliates.

(e)
Managed vessels of Oceanbulk Shipping LLC:  Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain entities owned and controlled by Oceanbulk Shipping (Note 1). Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $0.75 per day, per vessel. These management agreements were terminated on July 11, 2014, the date the Merger closed. The related income for the nine months ended September 30, 2013 and 2014, was $439 and $1,390, respectively, and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013, the Company had an

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

outstanding receivable of $420 and outstanding payable of $390 from these entities. As of September 30, 2014, the Company had an outstanding payable of $9 to Maiden Voyage LLC, previous owner of the vessel Maiden Voyage.

(f)
Product Shipping & Trading S.A.:  Product Shipping & Trading S.A. is an entity controlled by family members of the Company’s ex-Chairman and current Chief Executive Officer, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., under which the Company provides certain management services including crewing, purchasing and arranging insurance to the vessels under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually cease providing the above mentioned services to the vessels managed by Product Shipping & Trading S.A., except for arranging insurance services, and, as a result, the management fee decreased to $0.02 per day, per vessel, and effective July 1, 2014, the agreement was terminated. The related income for the nine months ended September 30, 2013 and 2014 was $146 and $62, respectively, and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013 and September 30, 2014, the Company had outstanding receivables of $56 and $25, respectively, from Product Shipping & Trading S.A.

(g)
Profit interests related to Oaktree’s Oceanbulk investment: Pursuant to an agreement with affiliates of Oaktree entered prior to the Merger, Oceanbulk Maritime and certain members of the Oceanbulk’s senior management are eligible for an award, constituting a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in Oceanbulk.  Following the completion of the Merger the metrics in the agreement are based on Oaktree’s return on its investment in the 45,460,324 shares of Company’s stock that Oaktree received in the Merger. This cash award will be payable only by affiliates of Oaktree, so the Company will not be responsible for making such payments. Nevertheless, when award payments vest or are deemed probable to vest and are required to be made under the agreement, a non-cash compensation expense will be reflected in the Company’s General and administrative expenses, with a corresponding increase in the Company’s equity as a deemed contribution from the Company’s stockholders. As of September 30, 2014, this award had not vested.

(h)
Oaktree Shareholder Agreement: As a result of the Merger, Oaktree became the beneficial owner of approximately 61.3% of the Company’s then outstanding common shares. At the closing of the July 2014 Transactions, the Company and Oaktree entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25% and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. Therefore, in July 2014 and in connection with the July 2014 Transactions, the Company’s Board of Directors, increased the number of directors constituting the Board of Directors to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Mr. Rajath Shourie, Ms. Emily Stephens, Ms. Reneé Kemp and Mr. Stelios Zavvos as directors. Following these changes in the Board of Directors composition, four individuals designated by Oaktree are currently Company’s directors (Messrs. Pappas and Shourie and Mses. Stephens and Kemp) in accordance with the provisions of the Oaktree Shareholders Agreement. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

(i)
Excel Transactions: As discussed in detail in Note 1, on August 19, 2014, the Company entered into the Excel Transactions. The principal shareholders of Excel are Oaktree and Angelo Gordon, none of which

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

though, on its own, is deemed to have control on Excel’s strategy and operations either by means of holding equity interests, control of Excel’s board of directors or other type of arrangement indicating a parent-subsidiary relationship.  Therefore the Company concluded that the Excel Transactions were not transactions under common control.  Nevertheless, because of Oaktree’s relationship with the Company and the relationship of Oaktree to Excel, the Company concluded that the Excel Transactions, including the acquisition of the Excel Vessels and the conclusion of the Excel Vessel Bridge Facility (Note 8), should be treated as related party transactions for purposes of its financial statements presentation and disclosure.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	September 30, 2014
Lubricants	$1,726	$4,878
Bunkers	—	15,812
Total	$1,726	$20,690

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	September 30, 2014
Cost
Vessels	$481,086	$1,163,560
Fair value adjustment	$—	$100,065
Other fixed assets	1,083	1,505
Total Cost	482,169	1,265,130
Accumulated Depreciation	(155,495)	(184,796)
Vessels and other fixed asset, net	$326,674	$1,080,334

Vessels acquired / disposed during the nine month period ended September 30, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the vessel, Star Sigma, for a contracted price of $9,044 less an address commission of 3% and a brokerage commission of 2%. The vessel was delivered to its purchasers on April 10, 2013. The net carrying amount of Star Sigma as of the date of its delivery was $8,354, and the resulting loss of $87 is included under “Loss on sale of vessel” in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2013.

No vessel acquisitions took place in the nine month period ended September 30, 2013.

Vessels acquired / disposed during the nine month period ended September 30, 2014

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post Panamax vessels, Star Vega and Star Sirius, built 2011, for an aggregate purchase price of $60,000. The vessels Star Vega and Star Sirius, were delivered to the Company

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15 less brokerage commission of 1.25% until at least June 2016.

Following the completion of the Merger and the Pappas Transaction discussed in Note 1, the Company became the owner of 13 operating vessels (refer to relevant table in Note 1), the fair value of which following the purchase price allocation was estimated  at $426,000 (based on Level 2 inputs of the fair value hierarchy). In addition, on July 22, 2014 and on September 19, 2014, the Company took delivery of the vessels Peloreus and Leviathan, two Capesize vessels with a capacity of 182,000 dwt each, built by the shipyard JMU. The newbuilding contracts for those vessels had been acquired by the Company as part of the Merger. The delivery installment payment of $34,625 for each vessel was partially financed by $32,500 drawn for each vessel under a loan facility with Deutsche Bank AG, and the remaining amount of $2,125, for each vessel, was financed by existing cash.

In addition to the fair value adjustment recognized as part of the Merger and the Pappas Transaction as further discussed in Note 1, following the delivery of the vessels Peloreus and Leviathan, an amount of $20,600 representing the fair value adjustment relating to these vessels was transferred from “Advances for vessels under construction and acquisition of vessels” to “Vessels and other fixed assets, net”.

Pursuant to the Excel Transactions discussed in Note 1, as of September 30, 2014, nine of the Excel Vessels (Star Kamila (ex Iron Bradyn), Star Nasia (ex Iron Anne), Star Natalie (ex Angela Star), Star Aline (ex Iron Knight), Star Tatianna (ex Fortezza), Star Iris (ex Grain Express), Star Emily (ex Grain Harvester), Star Mariella (ex Santa Barbara) and Star Markella (ex Iron Brooke) had been delivered to the Company in exchange for 7,262,138 common shares and $67,369 of cash, or a total cost of $166,325.

No vessel disposals took place in the nine month period ended September 30, 2014.

6.	Advances for vessels under construction and acquisition of vessels:

	December 31, 2013	September 30, 2014
Pre-delivery Yard installments	$66,780	$206,827
Advances for Acquisition of Heron Vessels (Note 1)		25,080
Fair value adjustment (Notes 1 and 5)	—	137,923
Bareboat capital leases – upfront hire & handling fees	—	12,012
Capitalized interest and finance costs	633	6,990
Other capitalized costs (Note 3)	519	3,076
Total	$67,932	$391,908

As summarized in the relevant table of Note 1, as of September 30, 2014 the Company was party to 24 new building contracts for the construction of dry bulk carriers of various types, 15 of which were assumed as part of the Merger and the Pappas Transaction. As of September 30, 2014, the total aggregate remaining contracted price for the 24 newbuilding vessels plus agreed extras is $819,137, payable in periodic installments up to their deliveries, of which $631,850 is payable during the next twelve months ending September 30, 2015 and the remaining $187,287 is payable during the twelve months ending September 30, 2016. In addition “Advances for vessels under construction and acquisition of vessels” as at September 30, 2014, include the value of the 2,115,706 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25,080 (Note 1).

On February 17, 2014, the Company entered into separate bareboat charter party contracts, or the “Bareboat Charters”, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, a Chinese shipyard, to bareboat charter for ten years, two newbuilding Newcastlemax dry bulk vessels, Hull 1372 and Hull 1371, or the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt. The vessels are being constructed

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $47,200 and $46,400, respectively, for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months. In addition, the Company will pay for Hull 1371 an installment of $300 plus an additional amount of $378 on each of the two vessels for agreed extra costs. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the Bareboat Charters, and the second installment is due in one year. Under the terms of the Bareboat Charters, the Company has the option to purchase the CSSC Vessels at any time, such option exercisable on a monthly basis against a predetermined, amortizing balance payment whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of $14,160 and $13,919, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, the Company will own the CSSC Vessels.

In addition, following the completion of the Merger and the Pappas Transactions the Company also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS as follows.

On May 17, 2013, subsidiaries of Ocenbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20,680 for the construction cost of each vessel will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.

On December 27, 2013, the subsidiaries of Ocenbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46,400 for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months and a one-time handling fee of $464. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919.

Based on ASC Topic 840, the Company determined that the bareboat charters discussed above should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and therefore is considered the owner of the vessels during the construction period. Therefore the amount of $12,012 paid during the nine months ended September 30, 2014, representing the first installment of upfront hire and the handling fees for the two newbuilding vessels, has been

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

capitalized and is included under “Advances for vessels under construction and acquisition of vessels” in the accompanying unaudited consolidated balance sheet. In addition, an amount of $27,100 of fair value adjustment related to the capital leases of Oceanbulk pursuant to the purchase price allocation of the Merger, has also been capitalized and is included under “Advances for vessels under construction and acquisition of vessels” in the accompanying unaudited consolidated balance sheet as of September 30, 2014. Each of the above bareboat charters is considered a sales type lease and will be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding to the Company, when the lease term is deemed to begin. At that time the financial liability and the financial asset will be recognized in accordance with the applicable capital lease accounting guidance.

7.	Fair value of Above-Market Acquired Time Charters:

The amortization of fair value of above-market acquired time charters for the nine months ended September 30, 2013 and 2014 was $4,751 and $4,530, respectively, and related to (i) the vessels Star Big and Star Mega, which were acquired in 2011(corresponding to an accumulated amortization of $15,087 and $19,357, as at December 31, 2013 and September 30, 2014, respectively) and (ii) to vessels Amami and Medredeu,s which were acquired as part of the Merger with a time-charter attached as discussed in Note 1 (which together had accumulated amortization of nil and $260, as at December 31, 2013, and September 30, 2014, respectively). Such amortization is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

The estimated aggregate amortization expense of the above market acquired time charters until their expiration is analyzed as follows:

Twelve month periods ending	Amount
September 30, 2015	$4,376
September 30, 2016	1,039
Total	$5,415

8.	Long-term Debt:

Details of the Company’s loan and credit facilities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2013, included in the Company’s annual report on Form 20-F, except for the following which were either signed during the nine months ended September 30, 2014 or assumed as part of the Merger and the Pappas Transaction:

a)	HSH Nordbank AG $35,000 facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement with HSH Nordbank AG. The borrowing under this new loan agreement is used to partially finance the acquisition of the vessels Star Challenger and Star Fighter, which are mortgaged under this loan agreement. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers, and Star Bulk is the corporate guarantor. This senior secured credit facility will mature in February 2021 and is repayable in 28 consecutive quarterly installments, commencing in May 2014 of $312.5 and $291.7, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

b)	Deutsche Bank AG $39,000 facility:

On March 14, 2014, the Company entered into a new $39,000 secured term loan agreement with Deutsche Bank AG. The borrowings under this new loan agreement were used to partially finance the two Post Panamax vessels, Star Sirius and Star Vega, which are mortgaged to secure this facility. Under this secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers, and Star Bulk is the corporate guarantor. This senior secured credit facility consists of two tranches of $19,500 each and will mature in March 2021. Each tranche is repayable in 28 consecutive installments of $390 each commencing in June 2014 and a final balloon payment of $8,580.

c)	Assumed debt as part of the Merger and the Pappas Transactions:

As a result of the July 2014 Transactions, the Company assumed, on July 11, 2014 an additional $208,237 aggregate principal amount consisting of the following debt agreements:

i)          ABN Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34,458 credit facility with ABN Amro N.V (the “ABN Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN Facility were available in two tranches of $20,350 and $14,108. On August 6, 2013, Oceanbulk Shipping drew down the available tranches and paid an arrangement fee of $204. On December 18, 2013, the ABN Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches and paid an arrangement fee of $572. The tranche under the ABN Facility relating to vessel Obelix matures in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $248 to $550 and a final balloon payment for each tranche at maturity, ranging between $2,500 and $12,813. The ABN Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments and, operating account assignments and is guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk replaced Oceanbulk Shipping as guarantor of the ABN Facility.

ii)          Deutsche Bank Facility

On May 20, 2014, Oceanbulk Shipping entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft for the financing of an aggregate amount of $85,000, in order to partially finance the construction cost of Magnum Opus, Peloreus and Leviathan. Each tranche matures five years after the drawdown date. The applicable tranches were drawn down concurrently with the deliveries of the financed vessels, on May 27, 2014, July 22, 2014 and September 19, 2014, respectively. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The Deutsche Bank Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and, insurance and earnings assignments and was originally guaranteed by Oceanbulk Shipping. On July 4, 2014, an amendment to the Deutsche Bank Facility was executed in order to add ITF International Transport Finance Suisse AG as a lender and replace Oceanbulk Shipping with Star Bulk as guarantor of this facility.

iii)          HSBC Facility

In June, 2014, Oceanbulk Shipping entered into a loan agreement with HSBC Bank plc. (the “HSBC Facility”) for the financing of an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand acquired vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus. The

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

loan, which was drawn in June 2014, matures in June 2019 (59 months from the drawdown date) and is repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The HSBC Facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and was originally guaranteed by Oceanbulk Shipping. On September 11, 2014, a supplemental agreement to HSBC Facility was executed in order for Star Bulk to replace Oceanbulk Shipping as guarantor of the HSBC Facility.

iv)          CEXIM Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM Facility”) for the financing of an aggregate amount of $57,360, which will be available in two tranches of $28,680 each, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312-SWS and HN 1313-SWS), with expected delivery in April and June 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The CEXIM Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and, insurance and earnings assignments and is guaranteed by Oceanbulk Shipping.

v)          Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “Dioriga Facility”) for $20,000 to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. The Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the Dioriga Facility was executed in order for Star Bulk to become the guarantor of the Dioriga Facility and to include covenants similar to those of our other vessel financing facilities (Note 16).

During July 2014, the Company obtained the consent of the various relevant lenders to complete the July 2014 Transactions.

d)	NIBC Facility:

In July 2014, the Company executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for the financing of an aggregate amount of $32,000, which will be available in two tranches of $16,000, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June and September 2015, respectively. The final loan documentation was signed on November 7, 2014. The facility will mature six years after the signing date, November 7, 2014. Each tranche is expected to be drawn concurrently with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $268, commencing three months after the drawdown, plus a balloon payment of $10,650, for HN 5040, and $10,918, for HN 5043, both due in September 2020. The NIBC Facility will be secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

e)	BNP Facility:

On July 31, 2014, Positive Shipping Company, a subsidiary of Star Bulk following the completion of the Pappas Transaction, executed a binding term sheet with BNP Paribas (the “BNP Facility”) for the financing of an amount of $32,500 to partially finance the construction cost of its Capesize bulk carrier under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable), with expected delivery in January 2015. Execution of the definitive agreement relating to this facility is expected to take place by the end of the year 2014. The facility is expected to be drawn concurrently with the delivery of the vessel and will be repaid in 20 equal, consecutive, quarterly principal payments of $537.5 each with the first becoming due and payable three months from the drawdown date together with a balloon installment of $21,750 payable simultaneously with the 20th installment. The BNP Facility will be secured by a first priority mortgage over the financed vessel and general and specific assignments and will be guaranteed by Star Bulk.

f)	Excel Vessel Bridge Facility (Note 3):

On August 19, 2014, the Company, through Unity Holding LLC (“Unity”), a direct subsidiary of Star Bulk, entered into a $231,000 Senior Secured Credit Agreement, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, being affiliates of Oaktree and Angelo Gordon as Lenders, and Wilmington Trust, National Association, as Administrative Agent. The Company has used and expects to use cash on hand, together with borrowings under the Excel Vessel Bridge Facility to fund the cash consideration for the Excel Vessels. The Excel Vessel Bridge Facility will be secured by 33 of the Excel Vessels, related bank accounts, earnings and issuances, and an equity pledge from each subsidiary that owns the 33 pledged Excel Vessels. The Excel Vessel Bridge Facility matures on February 28, 2016, with mandatory prepayments of $6,000 each due in March, June and September 2015. Unity, Star Bulk, and each individual vessel-owning subsidiary of Unity are guarantors under the Excel Vessel Bridge Facility. As of September 30, 2014, nine of the Excel Vessels had been delivered to the Company, and an amount of $59,842 has been drawn under the Excel Vessel Bridge Facility.

g)	DVB Facility:

As part of the Excel Transactions, the Company agreed to acquire 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Christine (tbr Star Martha), one of the 34 Excel Vessels. On September 23, 2014, the Company executed a binding term sheet with DVB Bank SE, Frankfurt for a credit facility (the “DVB Facility”) in amount equal to the lesser of $27,500 or 55% of the fair market value of the vessel, to partially finance the acquisition of Christine Shipco LLC by the Company.  On October 31, 2014, the Company acquired Christine Shipco LLC and drew $24,750 under the DVB Facility to pay Excel the related cash consideration (Note 16). The DVB Facility will be repaid in 24 consecutive, quarterly principal payments of $900 for the first four quarters and of $450 for the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon installment of $12,150 payable simultaneously with the last installment. The DVB Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk.

The Company’s outstanding credit facilities generally contain customary affirmative and negative covenants including limitations to:

—	incur additional indebtedness, including the issuance of guarantees;
—	create liens on its assets;
—	change the flag, class or management of its vessels or terminate or materially amend the management agreement relating to each vessel;
—	sell its vessels;
—	merge or consolidate with, or transfer all or substantially all its assets to, another person; or

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

—	enter into a new line of business.

In addition, under certain of its loan agreements, the Company is not allowed to pay dividends or distributions until March 31, 2015.  In any event, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including:

—	a minimum percentage of aggregate vessel value to loans secured;
—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA coverage ratio;
—	a minimum liquidity; and
—	a minimum equity ratio

As of December 31, 2013 and September 30, 2014 the Company was required to maintain minimum liquidity, not legally restricted, of $7,750 and $20,750, respectively, which is included within “Cash and cash equivalents” in the accompanying balance sheets. In addition, as of December 31, 2013 and September 30, 2014 the Company was required to maintain minimum liquidity, legally restricted, of $2,482 and $13,271, respectively, which is included within “Restricted cash” in the accompanying balance sheets. An amount of $9,250 representing minimum liquidity, not legally restricted, was previously classified as “Restricted cash”. The Company has reclassified this amount from “Restricted cash” to “Cash and cash equivalents” in the December 31, 2013 comparative balances.

As of December 31, 2013 and September 30, 2014, the Company was in compliance with the financial and other covenants contained in its loan agreements, and the outstanding balance of long term debt amounted to $190,334 and $576,255 including the outstanding balance of $59,842, under Excel Vessel Bridge Facility, respectively.

The principal payments required to be made after September 30, 2014, for all outstanding debt, are as follows:

Twelve month periods ending	Amount
September 30, 2015	$59,348
September 30, 2016	146,835
September 30, 2017	82,247
September 30, 2018	64,043
September 30, 2019	180,235
September 30, 2020 and thereafter	43,547
Total	$576,255

At September 30, 2014, all of the Company’s owned vessels, having a net carrying value of $1,079,670, were subject to first-priority mortgages as collateral to its loan facilities.

For the nine month periods ended September 30, 2013 and 2014, the Company’s applicable debt agreements bore a weighted average interest of approximately 3.34% and 3.47%, respectively. Interest expense for the nine month periods ended September 30, 2013 and 2014, amounted to $5,013, and $4,012, respectively, amortization of deferred finance fees amounted to $408 and $438, respectively, and other finance fees amounted to $84 and $140, respectively, and are all included under “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations as of September 30, 2013, and 2014, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

9.	Preferred, Common Stock and Additional Paid in Capital:

Details of the Company’s Preferred and Common Stock are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2013, included in the Company’s annual report on Form 20-F, filed with the SEC on March 21, 2014.

On July 25, 2013, pursuant to a rights offering, approved by the Company's Board of Directors in April 2013, the Company issued 15,338,861 shares of common stock, which resulted in net proceeds of $77,898 after deducting offering expenses of $2,167. The proceeds were primarily used to make payments for newbuilding dry bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

As disclosed in Note 13 below, during the nine month period ended September 30, 2013, the Company issued 239,333 common shares in connection with its 2013 Equity Incentive Plan, 12,000 common shares granted to a former director of the Company and 18,667 common shares to the former Chief Executive Officer of the Company, representing the second and the third installments of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

In July 2014, the Company issued as consideration 54,104,200 common shares in the July 2014 Transactions, consisting of 48,395,766 common shares for the Merger, 3,592,728 common shares for the acquisition of the Pappas Companies and 2,115,706 common shares as partial consideration for the acquisition of the Heron Vessels (Note 1).

As disclosed in Note 3 above, 22,598 common shares were issued during the nine month period ended September 30, 2014, as part of consideration for the acquisition of 33% of the total outstanding common stock of Interchart.

As disclosed in Note 13 below, 168,842 common shares were issued during the nine month period ended September 30, 2014 to the Company’s former Chief Executive Officer and current Non-Executive Chairman, pursuant to a termination agreement dated July 31, 2014.

As disclosed in Note 13 below, during the nine month period ended September 30, 2014, the Company issued 394,167 common shares under its 2014 Equity Incentive Plan, 8,000 common shares granted to certain directors of the Company and 9,333 common shares to the then Company’s Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

In August 2014, the Company agreed to issue the Excel Vessel Share Consideration of 29,917,312 common shares under the terms of the Excel Transactions. As of September 30, 2014, the Company had issued 7,262,138 common shares as part of the Excel Vessel Share Consideration (Note 1).

10.	Other Operational Gain:

Other operational gain for the nine month period ended September 30, 2013, totaled $3,288 and consisted of non-recurring revenue of $2,257 from the settlement of three commercial claims and a gain from a hull and machinery insurance claim of $1,030.

On September 11, 2014, Star Bulk agreed the settlement of a claim for damages and due hire brought by its subsidiary, Star Borealis LLC (“Star Borealis”) arising from the repudiation of a long-term time charter by charterer Pan Ocean Co Ltd., which claim had been filed with the Seoul Central District Court, Korea, (the “Settled Claim”). Star Borealis negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for consideration of $8,016, which was received on October 3, 2014. The Company recorded in the third quarter of

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

2014 a gain of approximately $9,377 including the extinguishment of a $1,361 liability related to the amount of fuel and lubricants remaining on board of the vessel Star Borealis at the time of the charter repudiation. In addition, other operational gain for the nine month period ended September 30, 2014, includes a gain from a hull and machinery insurance claim of $237 and a $170 rebate from the Company’s previous manning agent.

11.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain commercial claims for cash consideration of $5,000. During the nine month period ended September 30, 2013, an expense of $900 was incurred in connection with the settlement of one of the commercial claims discussed in Note 10 above and is included in “Other operational loss” in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2013.

Other operational loss for the nine month period ended September 30, 2014, was $94.

12.	Earnings / Loss per Share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plans) are the Company’s common shares and have equal rights to vote and participate in dividends.  The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreements. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

The Company calculates basic and diluted earnings / loss per share as follows:

	Nine month period ended September 30,
	2013	2014
Income:
Net income / (loss)	$1,796	$(3,649)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	9,254,316	45,236,873
Basic earnings/ (loss) per share	$0.19	$(0.08)

Effect of dilutive securities:
Dilutive effect of non-vested shares	19,094	—
Weighted average common shares outstanding, diluted	9,273,410	45,236,873
Diluted earnings / (loss) per share	$0.19	$(0.08)

The weighted average diluted common shares outstanding for the nine month period ended September 30, 2013 includes the effect of 19,094 shares being the number of incremental shares assumed to be issued under the treasury stock method while 140,246 shares has been excluded from this calculation due to their anti-dilutive effect. For the nine month period ended September 30, 2014, and on the basis that the Company incurred a net loss, the effect of 394,167 non-vested shares would be anti-dilutive; therefore basic equals diluted loss per share.

13.	Equity Incentive Plans:

On March 21, 2013, the Company’s Board of Directors adopted the 2013 Equity Incentive Plan and reserved for issuance 240,000 common shares thereunder. The Plan is designed to provide certain key persons,

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire an interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. As of September 30, 2014, all of the respective shares have been granted and vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares were issued on September 11, 2013, and vested on March 21, 2014. Additionally, on March 21, 2013, 12,000 restricted common shares were granted to a Company’s former director, the respective shares vested immediately and were issued on June 27, 2013. The fair value of each share was $6.46 and was determined by reference to the closing price of the Company’s common stock on the grant date.

On February 20, 2014, the Company’s Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) and reserved for issuance 430,000 common shares thereunder. The terms and conditions of the 2014 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.

On February 20, 2014, 394,167 restricted common shares were granted to certain directors, officers, employees of the Company, which will vest on March 20, 2015. Additionally, on February 20, 2014, 8,000 restricted common shares were granted to certain directors of the Company, which vested immediately. The fair value of each share was $10.86, based on the closing price of the Company’s common shares on the grant date. The shares were issued in May 2014 along with 9,333 common shares to the Company’s then Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

On August 4, 2014, the Company issued an aggregate of 168,842 common shares, to its former Chief Executive Officer and current Non-Executive Chairman, in accordance with the terms of an agreement to terminate his consultancy agreement, effective July 31, 2014 (Note 3).  The fair value of each share was $10.71, based on the closing price of the Company’s common stock on the grant date, the date of the release agreement. In addition, as a result of the termination agreement, the second and the third installments of his minimum guaranteed incentive award under his consultancy agreement of 9,333 and 9,333, which would vest on May 3, 2015 and 2016, respectively, were cancelled.

On July 11, 2014, 15,000 common shares were granted to certain of the Company’s directors and vested on the same date. The Company plans to issue the respective shares during the fourth quarter of 2014. The fair value of each share was $12.03, based on the closing price of the Company’s common shares on the grant date.

All non-vested shares vest based upon the grantee’s continued service as an employee of the Company or as a director until the applicable vesting date. The grantee does not have the right to use such non-vested shares for voting until these shares vest or exercise any right as a shareholder of these shares, although, the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable.

The Company currently expects that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the nine month periods ended September 30, 2013 and 2014, total stock based compensation cost was $1,044 and $4,834, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

A summary of the status of the Company’s non-vested shares as of September 30, 2014 and the movement during the nine month periods ended September 30, 2013 and 2014,respectively, is presented below.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71
Unvested as at September 30, 2013	276,667	$7.46

Unvested as at January 1, 2014	276,667	$7.46
Granted	586,009	10.85
Vested	(449,842)	8.94
Cancellation of shares due to termination agreement with former Chief Executive Officer	(18,667)	6.20
Unvested as at September 30, 2014	394,167	$10.86

As of September 30, 2014, there was $1,858 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans and awards granted. The cost is expected to be recognized over a weighted-average period of 0.47 years.

14.	Commitments and Contingencies:

a)	Lease commitments

The following table sets forth inflows or outflows, related to the Company’s leases, as at September 30, 2014.

	Twelve month periods ending September 30,
+ inflows/ - outflows	Total	2015	2016	2017	2018	2019	2020 and thereafter
Future, minimum, non-cancellable charter revenue(1)	$63,593	$48,100	$15,493	$-	$-	$-	$-
Bareboat capital leases - upfront hire & handling fees	(58,347)	(50,263)	(8,084)	-	-	-	-
Bareboat commitments charter hire(2)	(535,793)	(6,242)	(25,903)	(40,004)	(40,004)	(42,311)	(381,329)
Total	$(530,547)	$(8,405)	$(18,494)	$(40,004)	$(40,004)	$(42,311)	$(381,329)
_____________
(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of September 30, 2014, non-cancellable time and freight charter until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the upfront hire fee and the charter hire. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month Libor rate of 0.2351%, as of September 30, 2014 (please refer to Note 6).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion of insurance per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

On October 23, 2014, a purported shareholder of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that these transactions resulted in corporate waste. The lawsuit seeks cancellation of some or all shares issued to the defendants in connection with these transactions, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are without merit and intends to defend against them.

c)	Contingencies relating to Heron

Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. As further discussed in Note 1, Oceanbulk Shipping owned the Heron Convertible Loan, which was convertible into 50% of Heron’s equity. After the conversion of the loan, on November 5, 2014 (Note 16), Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron, and any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. While Oceanbulk Shipping intends that Heron eventually will be dissolved and its vessels either sold or distributed to its equity holders, until that occurs, contingencies to the Company may arise, including those arising under Heron’s outstanding debt facility, for which Oceanbulk Shipping was a 50% guarantor (until the debt of the Heron Vessels corresponding to Oceanbulk Shipping was refinanced, as further discussed in Note 16k) to the extent that Heron defaults prior to such dissolution. The outstanding balance of this debt facility as of September 30, 2014 was $62,074. However, according to the merger agreement governing the Merger (the “Merger Agreement”), upon the distribution of Heron’s Vessels to its equity holders (including the distribution of the Heron Vessels to the Company), the Company will be required to pay $25,000 in cash for the acquisition of the Heron Vessels and will instruct

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

the escrow agent to release the 2,115,706 common shares that are held in escrow pending the transfer of the Heron Vessels. The pre-transaction investors in Heron will remain as ultimate beneficial owners of Heron, until Heron is dissolved.  As required under the Merger Agreement, any cash left after the final liquidation of Heron will be transferred to the pre-transaction investors in Heron and ABY Group Holding Limited, and the Company will receive no economic benefit from Heron liquidation process. Any amount in excess of the originally agreed cash consideration of $25,000 that the Company may be called to pay in connection with Heron will be financed by the Sellers of Oceanbulk.

15.	Fair value measurements:

ASC Topic 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Fair value on a recurring basis:

Interest rate swaps

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) based on an amortizing notional amount beginning from $26,840 and $28,628, respectively, which will be effective by November and August 2014, respectively, and mature in August and November 2018, respectively, to fix forward its floating interest rate liabilities under the Credit Agricole relating to the financing of vessels Polaris and Borealis. Under the terms of the Credit Agricole Swaps, the Company will be paying on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three month U.S. LIBOR rate, both applied on the notional amount of the swaps outstanding at each settlement date.

In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the $35,000 loan facility with HSH Nordbank AG (see Note 8 a)), which will be in effect by September 30, 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company will be paying on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month U.S. LIBOR rate, both applied on the notional amount of the swaps outstanding at each settlement date.

Up to August 31, 2014, the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges and accordingly changes in their fair value at each reporting period up to that date, were reported in earnings as a loss under “Gain/ (loss) on derivative financial instruments, net”. On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC Topic 815, “Derivatives and Hedging”, and accordingly, the effective portion of these cash flow hedges from September 1, 2014 to September 30, 2014 was reported in “Accumulated other comprehensive income” while the ineffective portion of these cash flow hedges was reported as gain under “Gain / (loss) on derivative financial instruments, net”, in the accompanying unaudited statement of operations for the relevant period.

As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). More specifically the Goldman Sachs Swaps are effective from October 1, 2014 and mature on April 1, 2018. Under their terms, Oceanbulk Shipping will make quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307, and increasing up to $461,264 during the period from July 1, 2015 to October 1, 2015. The counterparty will make quarterly floating rate payments

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

at three-month US$ LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company redesignated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC Topic 815 and accordingly, the effective portion of these cash flow hedges from that date to September 30, 2014 were reported in “Accumulated other comprehensive income ” while the ineffective portion of these cash flow hedges was reported as gain under “Gain / (loss) on derivative financial instruments, net”, in the accompanying unaudited statement of operations for the relevant period.

The amount of gain recognized in Other Comprehensive Income (effective portion) which is reflected in the accompanying 2014 unaudited interim consolidated statement of comprehensive income is analyzed as follows:

Unaudited Condensed Consolidated Statement of Comprehensive Income	September 30, 2013	September 30, 2014
Unrealized gain from hedging interest rate swaps recognized in Other Comprehensive Income before reclassifications	$—	$2,330
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs	—	59
Unrealized gain from hedging interest rate swaps, net	$—	$2,389

The amounts of gain/(loss) on Derivative Financial Instruments recognized in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

Unaudited Condensed Consolidated Statement of Operations	September 30, 2013	September 30, 2014

Gain/(loss) on derivative instruments, net
Unrealized gains/(losses) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	$60	$(799)
Ineffective portion of cash flow hedges following hedging designation	—	4
Total Gains/(Losses) on derivative instruments, net	$60	$(795)
Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income	—	(59)
Total Gains/(Losses) recognized	$60	$(854)

An amount of approximately ($148) thousands is expected to be reclassified into earnings during the following 12- month period when realized.

In relation to the above interest rate swap agreements designated as cash flow hedges and in accordance with ASC Topic 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

Level 1:  Quoted market prices in active markets for identical assets or liabilities

Level 2:  Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:  Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2013 and September 30, 2014 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

	Significant Other Observable Inputs (Level 2)
	December 31, 2013 (not designated as cash flow hedges)	September 30, 2014 (designated as cash flow hedges)
ASSETS
Interest rate swaps - asset position	$91	$81
Total	$91	$81
LIABILITIES
Interest rate swaps - liability position	$—	$4,183
Total	$—	$4,183

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximate their recorded values as of September 30, 2014.

Fair value on a non-recurring basis: Please refer to Note 1 for the fair value of assets acquired and liabilities assumed by the Company at the Merger and the Pappas Transaction on July 11, 2014 (date of acquisition).

16.	Subsequent Events:

a)
Dioriga Facility amendment:  On October 3, 2014, a supplemental agreement to Dioriga Facility was executed in order for Star Bulk to become the guarantor of the Dioriga Facility and to include covenants similar to those of our other vessel financing facilities (Note 8).

b)
DVB Facility: On October 31, 2014, the Company acquired 100% of the equity interests of Christine Shipco LLC, which is the owner of the Christine (tbr Star Martha) vessel, one of the Excel Vessels that the Company had agreed to acquire under the Excel Transactions. In order to finance this acquisition, the Company entered into the DVB Facility (Note 8). Definitive documentation for the DVB Facility was signed on October 30, 2014, and $24,750 was drawn thereunder. The drawn amount will be repaid in 24 consecutive, quarterly principal payments, of $900 for the first four quarters and of $450 for the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date together with a balloon installment of $12,150 payable simultaneously with the 24th installment. The DVB Facility is guaranteed by Star Bulk. It is secured by a first priority pledge of the membership interests of Christine Shipco LLC and general and specific assignments and contains negative and financial covenants customary for facilities of this type.

c)	NIBC Facility: On November 7, 2014, the Company executed the definitive loan documentation of the NIBC Facility described in Note 8.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

d)
Excel Vessel deliveries:  Subsequent to September 30, 2014 and up to December 2, 2014, 20 of the Excel Vessels were delivered to the Company in exchange for 17,843,578   common shares and $176,385 in cash. The Company had drawn approximately $131,509 under the Excel Vessel Bridge Facility to finance the cash consideration for 19 of the 20 Excel Vessels that have been delivered. The acquisition of the remaining Excel Vessel delivered so far, the Christine (tbr Star Martha), was financed through the DVB Facility.

e)
Excel Vessel CiT Facility: In October 2014, the Company executed a binding term sheet with CiT Finance LLC with respect to a new credit facility (the “Excel Vessel CiT Facility”) for financing to be secured on a first-priority basis by 11 of the older Excel Vessels, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement to be executed between the lenders under the Excel Vessel Bridge Facility and CiT, the Excel Collateral Vessels will also secure the Excel Vessel Bridge Facility on a second-priority basis. The borrowers under the Excel Vessel CiT Facility will be the various vessel-owning subsidiaries that own the Excel Collateral Vessels, and Star Bulk Carriers Corp. will be the guarantor. The aggregate amount available for borrowing under the Excel Vessel CiT Facility will be the lesser of (x) $30,000 and (y) 42.5% of the charter-free, non-condition adjusted fair market value of the Excel Collateral Vessels. The Company expects to execute definitive documentation for the Excel Vessel CiT Facility by the end of 2014. The amount available under the Excel Vessel CiT Facility will be drawn down in two advances, the first one at or shortly after the date definitive documentation is executed, and the second one after most of the Collateral Vessels have been delivered. The Excel Vessel CiT Facility will mature in December 2016 and will be subject to quarterly amortization payments of $500, commencing on March 31, 2015. The Company expects that the agreement governing the Excel Vessel CiT Facility will contain customary negative, affirmative and financial maintenance covenants that are customary for facilities of this type. The definitive loan agreement is expected to be executed in December 2014.

f)
Issuance of $50.0 million 8.00% Notes: On October 30, 2014 the Company priced its public offering of $50,000 senior unsecured notes due 2019 (the “Notes”). The Notes offering was closed on November 6, 2014 when the Company received net of $48,425. The Notes will bear interest at a rate of 8.00 % per year, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on February 15, 2015. The Notes will mature on November 15, 2019 and may be redeemed at the Company’s option in whole or in part at any time or from time to time after November 15, 2016 for a price equal to the principal amount of the Notes to be redeemed plus accrued and unpaid interest. Prior to November 15, 2016, the Notes may be redeemed at the Company’s option at a price equal to the principal amount of the Notes to be redeemed plus a make-whole premium and accrued and unpaid interest. The Company has granted the underwriters a 30-day option to purchase up to an additional $7,500 aggregate principal amount of the Notes on the same terms and conditions, which option had not been exercised as of December 2, 2014.

g)
Sinosure Facility: On November 5, 2014, the Company executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to the lesser of $157,256 or 68% of the fair market value of eight of our Ultramax bulk carriers (Hulls HN NE 164, HN NE 165, HN NE 196, HN NE 197, HN 1080, HN 1081, HN 1082, HN 1083) (the “Sinosure Financed Vessels”) which are currently under construction by Jiangsu Yangzijiang Shipbuilding Co. Ltd and Nantong COSCO KHI Ship Engineering Co. Ltd., with expected delivery between March 2015 and November 2015. The financing will be available in eight separate tranches, one for each Financed Vessel, and will be credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation is expected to be executed before the end of February 2015. Each tranche will mature twelve years after each drawdown and will be repaid in 48 equal and consecutive quarterly installments. The Sinosure Facility will be secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2014
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated

and will be guaranteed by Star Bulk. The agreement governing the Sinosure Facility will contain negative, affirmative and financial maintenance covenants that are customary for facilities of this type.

h)
Citi Facility: On November 20, 2014, the Company executed a binding term sheet with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Sandra (tbr Star Pauline),  Lowlands Beilun (tbr Star Despoina), Star Angie ( ex Iron Miner), Star Sophia (ex Iron Manolis), Star Georgia (ex Coal Hunter), and Star Emily (ex Grain Harvester) which are six of the Excel Vessels the Company has acquired or is acquiring (the “Citi Financed Excel Vessels”). The amount available under the Citi Facility will be limited to 59% of the fair market value of the Citi Financed Excel Vessels. Execution of the definitive agreement relating to this facility and the drawdown of the financed amount are both expected to occur by the end of 2014. The Company expects to use amounts drawn under the Citi Facility for the cash consideration of any Citi Financed Excel Vessels that will be delivered after the Company executes definitive documentation for the Citi Facility. For the Citi Financed Excel Vessels that the Company has already acquired, it will use amounts drawn under the Citi Facility to repay the amounts drawn under the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures at the earlier of (a) 60 months after the final drawdown and (b) December 30, 2019. The Citi Facility will be repaid in 20 equal, consecutive, quarterly principal payments of $3,600 each, with the first installment due at the earlier of (i) three months after delivery of the final vessel and (ii) March 30, 2015, with a balloon installment of $28,000 payable simultaneously with the 20th installment. The Citi Facility will be secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and will be guaranteed by Star Bulk.

i)	Conversion of Heron Convertible Loan: On November 5, 2014, the conversion of the Heron Convertible Loan into 50% of the equity interests of Heron was completed.

j)
New services agreement with Interchart: In November 2014, the Company entered into a new service agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015. The date of this agreement was October 1, 2014, and on the same date the previous agreement dated February 25, 2014 was terminated.

k)
Financing of Heron Vessels: In November, 2014, the Company entered into a secured term loan agreement with CiT Finance LLC, in the amount of up to $25,311, in order to partially finance the acquisition cost of the two Heron Vessels. The drawdown of the financed amount is expected at or around the time of the delivery of the Heron Vessels to the Company. The facility matures on June 30, 2019, and is repayable in 19 equal consecutive, quarterly principal payments of $372.2, per vessel (with the first becoming due and payable on December 31, 2014), with a balloon instalment payable at maturity equal to the then outstanding amount of the loan. The facility will be secured by a first priority mortgage over the financed vessels and general and specific assignments and will be guaranteed by Star Bulk.